Filed by Queens County Bancorp, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278

                                                         Ilene A. Angarola
                                                         Vice President
     July 12, 2000                                       Investor Relations
                                                         718-359-6401, ext. 275

         QUEENS COUNTY BANCORP, INC. REPORTS 2ND QUARTER 2000 EARNINGS,
                 INCLUDING A 12.8% RISE IN DILUTED EPS TO $0.44

Queens, N.Y., July 12, 2000 - Queens County Bancorp, Inc. (Nasdaq: QCSB) today reported diluted earnings per share of $0.44 for the three months ended June 30, 2000, representing a 12.8% increase from diluted earnings per share of $0.39 for the three months ended June 30, 1999. Net income rose to $7.8 million from the year-earlier $7.4 million, providing a 1.56% return on average assets ("ROA") and a 24.07% return on average stockholders' equity ("ROE").

For the six months ended June 30, 2000, the Company reported diluted earnings per share of $0.86, representing a 13.2% increase from diluted core earnings per share of $0.76 for the six months ended June 30, 1999(1). Earnings for the current six-month period totaled $15.4 million, as compared to core earnings of $14.6 million for the year-earlier six months(1). The Company's earnings for the current six-month period provided a 1.57% ROA and a 23.77% ROE.

In addition, the Company reported cash earnings of $10.2 million, or $0.57 per diluted share, for the three months ended June 30, 2000, and cash earnings of $20.3 million, or $1.14 per diluted share, for the six months ended at that date. The $10.2 million provided a cash ROA and ROE of 2.04% and 31.47%, respectively, while the $20.3 million provided a cash ROA and ROE of 2.08% and 31.40%. The Company's three- and six-month cash earnings contributed 30.7% and 32.1% more to capital, respectively, than its GAAP earnings alone.

Commenting on the Company's second quarter 2000 performance, Chairman, President, and Chief Executive Officer Joseph R. Ficalora stated, "The Company's ability to sustain its high level of loan production in the current rate environment speaks well for our pending merger with Haven Bancorp, announced just two weeks ago. While second quarter loan originations were somewhat modest, at $115.0 million, many were held over to the third quarter of 2000, which began with a pipeline of $206.0 million. I am pleased to report that we have already closed $120.0 million of these loans, including $77.0 million of loans secured by multi-family buildings in Connecticut, which have been

-----------

(1) 1999 data excludes a net gain of $1.1 million, or $0.06 per share, stemming from the reversal of $2.0 million from the allowance for loan losses in the first quarter.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                2 2 2 2 2
-------------------------------------------------------

provided to CFS Bank, Haven's primary subsidiary. In addition to meeting its CRA requirements, the loans will position CFS Bank to provide complementary assets for the potential disposition of their Connecticut branches. The mutually beneficial cooperation between our respective staffs will facilitate a quicker, smoother transaction and a more productive foundation for our holding company, which will be renamed New York Community Bancorp, Inc.," Mr. Ficalora said.

"At the same time," Mr. Ficalora noted, "we remain focused on our financial performance, which, in the second quarter, reflected a 13% rise in diluted earnings per share and a 225-basis point increase in ROE. Despite the pressure of rising rates, we've produced a 102-basis point improvement in our efficiency ratio to 31.42%."

Earnings Summary for the Three Months Ended June 30, 2000
---------------------------------------------------------

The Company recorded interest income of $38.1 million in the second quarter of 2000, up $3.4 million, or 9.8%, from $34.7 million in the second quarter of 1999. The increase was the net effect of a $161.6 million, or 9.2%, rise in the average balance of interest-earning assets to $1.9 billion and a 42-basis point decline in the average yield to 7.97%. Mortgage and other loans contributed $34.6 million to total interest income in the current second quarter, up 8.1% from $32.0 million in the year-earlier three months. The $2.6 million increase was the net effect of a $132.2 million rise in the average balance to $1.7 billion and a 50-basis point decline in the average yield to 8.12%. Securities contributed $3.3 million to total interest income, up 44.5% from $2.3 million in the second quarter of 1999. The $1.0 million increase stemmed from a $44.5 million rise in the average balance to $196.9 million and a 31-basis point rise in the average yield to 6.76%.

Interest expense rose $4.6 million to $21.7 million in the current second quarter, as the average balance of interest-bearing liabilities rose $201.8 million, or 12.7%, to $1.8 billion and the average cost of funds rose 38 basis points to 4.86%. Federal Home Loan Bank of New York ("FHLB") advances accounted for $11.3 million of total interest expense in the current second quarter, up $4.9 million from the year-earlier amount. The increase stemmed from a $267.7 million rise in the average balance to $755.9 million and a 69-basis point rise in the average cost to 6.00%. It is management's intent to reduce the balance of FHLB advances upon completion of its acquisition of Haven Bancorp, which is expected to take place in the fourth quarter of the year. CDs produced interest expense of $8.0 million, down $801,000 from $8.8 million in the second quarter of 1999. The reduction reflects a $109.0 million decline in the average balance to $616.2 million and a 10-basis point drop in the average cost to 5.19%. Core deposits generated interest expense of $2.5 million in the second quarter of 2000, up $413,000, reflecting a $50.8 million rise in the average balance to $466.2 million and a 14-basis point rise in the average cost to 2.11%. The higher average balance includes a $7.7 million rise in average non-interest-bearing accounts to $45.1 million.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                3 3 3 3 3
-------------------------------------------------------

The Company recorded net interest income of $16.3 million in the second quarter of 2000, together with an interest rate spread of 3.11% and an interest rate margin of 3.42%. While net interest income declined $1.2 million from the year-earlier level, on a trailing-quarter basis, the decline was a more modest $104,000. Similarly, while the Company's interest rate spread and net interest margin declined 49 and 58 basis points, respectively, on a year-over-year basis, the trailing-quarter decline was a more modest 14 and 16 basis points. While the Company's spread and margin have been pressured by the 150-basis point increase in short-term interest rates over the twelve-month period, and by the use of FHLB advances to fund its multi-family loan production, the addition of approximately $2.0 billion in deposits following the acquisition of Haven Bancorp, and the expected restructuring of the balance sheet, are intended to reduce the average balance of FHLB advances.

The provision for loan losses was suspended for the 20th consecutive quarter, extending a practice initiated in the third quarter of 1995.

Other operating income rose to $1.2 million in the current second quarter from $513,000 in the year-earlier three months. The $736,000 increase stemmed from a $38,000 rise in fee income to $490,000 and a $698,000 rise in other income to $759,000. The latter increase primarily stemmed from the Company's investment of $30.0 million in Bank-owned Life Insurance ("BOLI") in the fourth quarter of 1999. If the income from the BOLI investment was included in net interest income, the Company's second quarter 2000 spread and margin, reported above, would have been 3.18% and 3.55%, respectively.

The Company's second quarter 2000 earnings were also fueled by a 5.5% reduction in operating expense to $5.5 million, or 1.11% of average assets, from $5.8 million, or 1.30% of average assets, in the second quarter of 1999. The $320,000 decline was the net effect of a $485,000 reduction in compensation and benefits expense to $3.4 million, and a combined increase of $165,000 in the remaining categories of operating expense. The decline in compensation and benefits expense primarily stemmed from a reduction in plan-related expenses to $402,000 from $695,000 in the year-earlier three months. Occupancy and equipment expense rose $128,000 to $681,000, reflecting the addition of two banking offices in the second half of 1999. General and administrative ("G&A") expense rose $7,000 to $1.2 million, while other expense rose $30,000 to $187,000.

The combination of lower operating expense and higher other operating income in the current second quarter generated a 102-basis point improvement in the efficiency ratio to 31.42%. On the basis of cash earnings, the efficiency ratio was 29.13% in the second quarter of 2000.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                4 4 4 4 4
-------------------------------------------------------

The increase in second quarter 2000 earnings also reflects a 9.3% decline in income tax expense to $4.3 million from $4.7 million, reducing the effective tax rate to 35.5% from 38.8%. The lower effective tax rate reflects the aforementioned investment in BOLI and a decline in the market price of shares held in the Company's stock-related benefit plans.

Earnings Summary for the Six Months Ended June 30, 2000
-------------------------------------------------------

The Company recorded interest income of $74.3 million in the first six months of 2000, up 9.2% from $68.1 million in the first six months of 1999. The $6.3 million increase was the net effect of a $156.7 million rise in the average balance of interest-earning assets to $1.9 billion and a 43-basis point decline in the average yield to 7.93%. Mortgage and other loans accounted for $67.7 million of interest income in the current six-month period, up $5.2 million, or 8.4%, from the year-earlier amount. The increase was the net effect of a $137.9 million rise in the average balance to $1.7 billion and a 48-basis point reduction in the average yield to 8.11%. Securities generated interest income of $6.4 million, up $1.8 million, or 38.1%, from the year-earlier amount. The increase stemmed from a $43.6 million rise in the average balance to $196.5 million, coupled with a six-basis point rise in the average yield to 6.46%.

Interest expense rose to $41.6 million in the current six-month period, up $7.6 million, or 22.3%, from the year-earlier amount. The increase was the result of a $193.2 million rise in the average balance of interest-bearing liabilities to $1.8 billion and an 18-basis point rise in the average cost of funds to 4.76%. FHLB advances accounted for $20.7 million of total interest expense in the first six months of 2000, as compared to $12.1 million in the first six months of 1999. The increase was the result of a $251.4 million rise in the average balance to $715.2 million and a 34-basis point rise in the average cost to 5.81%. CDs generated $16.1 million of total interest expense, down $1.8 million from the year-earlier figure, the result of a $99.5 million reduction in the average balance to $628.6 million and a 20-basis point drop in the average cost to 5.13%. Core deposits contributed $4.8 million to total interest expense, up $805,000, the result of a $48.5 million rise in the average balance to $454.8 million and a 14-basis point rise in the average cost to 2.13%. The higher average balance includes a $7.2 million increase in the average balance of non-interest-bearing accounts to $43.3 million.

Net interest income totaled $32.8 million in the first six months of 2000, as compared to $34.1 million in the first six months of 1999, a 3.8% decline. Despite the impact of rising short-term interest rates and the increased use of FHLB advances, the Company's interest rate spread and net interest margin were 3.17% and 3.50%, respectively, in the current six- month period. In the year-earlier six months, the Company's spread and margin were 3.53% and 3.96%, respectively.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                5 5 5 5 5
-------------------------------------------------------

Had the Company's BOLI income been recorded as net interest income instead of other income in the current six-month period, the Company's spread and margin would have equaled 3.23% and 3.63%, respectively.

While the provision for loan losses was suspended in the current six-month period, the Company reversed $2.0 million from the allowance for loan losses in the six months ended June 30, 1999. The net benefit of the reversal was $1.1 million, or $0.06 per share.

Other operating income more than doubled to $2.4 million in the current six-month period from $1.1 million in the first six months of 1999. The increase was the result of a $58,000 rise in fee income to $991,000 and a $1.2 million increase in other income (largely reflecting the BOLI investment) to $1.4 million.

The rise in six-month 2000 earnings also stemmed from a $268,000 decline in operating expense to $11.2 million, or 1.14% of average assets, from $11.4 million, or 1.30%. The reduction reflects a $671,000 decline in compensation and benefits expense to $6.9 million, driven by a $481,000 drop in plan-related expenses to $842,000. The decline in compensation and benefits served to offset a $253,000 rise in occupancy and equipment expense to $1.4 million, a $9,000 rise in G&A expense to $2.5 million, and a $141,000 rise in other operating expense to $352,000.

The decline in operating expense combined with the rise in other operating income in the current six-month period to generate a 69-basis point improvement in the efficiency ratio to 31.77%. On the basis of cash earnings, the efficiency ratio was 29.37% for the first six months of 2000.

Income tax expense fell $1.5 million to $8.6 million, reducing the effective tax rate to 35.9% from 39.1%.

Balance Sheet Summary
---------------------

Fueled by the Company's steady mortgage loan production, total assets rose $140.8 million, or 7.4%, to $2.0 billion from $1.9 billion at December 31, 1999. Mortgage loans rose $140.7 million, or 8.8%, to $1.7 billion, representing 85.1% of total assets, after year-to-date originations of $257.8 million. Multi-family mortgage loans represented $1.5 billion of mortgage loans outstanding, up $143.5 million, or 10.6%, from the year-end 1999 amount. At June 30, 2000, the average multi-family loan had a principal balance of $1.4 million and a loan-to-value ratio of 56.2%. Included in the $1.5 billion balance are year-to-date originations of $238.9 million, including $107.0 million in the second quarter of the year. At July 12, 2000, the Company had a pipeline of $206.0 million, primarily consisting of multi-family mortgage loans.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                6 6 6 6 6
-------------------------------------------------------

Loan growth was also fueled by a $6.5 million rise in the balance of commercial real estate loans to $102.5 million and a $1.6 million rise in construction loans to $6.4 million, after year-to-date originations of $11.0 million and $3.8 million, respectively. These increases were tempered by a $10.9 million decline in one-to-four family mortgage loans to $141.8 million, after year-to-date originations of $4.2 million.

The quality of the Company's loans continued to be exemplary. At June 30, 2000, non-performing loans declined $203,000 to $3.0 million (representing 0.17% of loans, net) from $3.2 million (representing 0.19%) at the end of the trailing quarter and declined $188,000 from $3.2 million (representing 0.19%) at December 31, 1999. Included in non-performing loans at June 30, 2000 were 24 non-accrual loans totaling $2.7 million and 11 loans 90 days or more delinquent totaling $287,000, all of which were secured by one-to-four family homes.

The Company had no foreclosed real estate at June 30 or March 31, 2000 (reflecting the sale of a foreclosed property in the first quarter), as compared to $66,000 at December 31, 1999. As a result, non-performing assets totaled $3.0 million, representing 0.15% of total assets at June 30, 2000, down from $3.2 million (representing 0.16%) at the end of the trailing quarter and down from $3.2 million, (representing 0.17%) at year-end 1999.

In addition, the Company extended its record to 23 consecutive quarters without any net charge-offs, in the absence of which the allowance for loan losses was maintained at $7.0 million at quarter's end. The $7.0 million represented 235.46% of non-performing loans and 0.40% of loans, net, at June 30, 2000, and exceeded the total of net charge-offs for the thirteen years ended at that date by 493.06%.

Asset growth was further driven by an $8.7 million rise in securities held to maturity to $193.4 million, and by a $599,000 increase in other loans to $9.3 million. These increases served to offset a $324,000 decline in securities available for sale to $12.5 million and a $72,000 drop in mortgage-backed securities held to maturity to $2.0 million. Money market investments held steady at $6.0 million.

Deposits totaled $1.0 billion at June 30, 2000, down $36.3 million from the level recorded at December 31, 1999. Core deposits represented 41.4% of the June 30, 2000 total, having risen $13.0 million to $430.8 million at the corresponding date. Driven by a $1.8 million increase in NOW and money market accounts to $105.3 million, a $6.7 million increase in savings accounts to $281.2 million, and a $4.4 million rise in the balance of non-interest-bearing accounts to $44.3 million, the growth in core deposits tempered a $49.3 million decline in CDs to $609.0 million. Additional funding stemmed from the Company's FHLB advances, which totaled $801.3 million at June 30, 2000, as compared to $636.4 million at December 31, 1999.

                                  - continued -

Queens County Bancorp Reports 2nd Quarter 2000 Earnings                7 7 7 7 7
-------------------------------------------------------

Supported by cash earnings of $20.3 million in the first six months of 2000, the Company's stockholders' equity totaled $134.7 million at the close of the second quarter, as compared to $137.1 million at year-end 1999. The $134.7 million represented 6.58% of total assets and a book value of $7.47 per share, based on 18,034,733 shares. In addition to distributing cash dividends totaling $9.0 million in the six-month period, the Company allocated $12.7 million toward the repurchase of 597,162 Company shares. Under the April 11, 2000 authorization, 265,906 shares remained available for repurchase at June 30, 2000.

The capital position of Queens County Savings Bank is similarly solid, and is reflected in regulatory capital ratios that exceed the minimum levels required by the FDIC. At June 30, 2000, the Bank's leverage capital totaled $141.1 million, or 7.09% of adjusted average assets, while its Tier 1 and total risk-based capital amounted to $141.1 million and $148.5 million, or 9.21% and 9.69% of risk-weighted assets, respectively. The minimum Federal requirements for leverage, Tier 1, and total risk-based capital are, respectively, 3.00%, 4.00%, and 8.00%.

Queens County Bancorp, Inc. is the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. The Bank gathers deposits from its customers in Queens and Nassau County and invests these funds in the origination of multi-family mortgage loans throughout metropolitan New York. Additional information about the Company and its financial performance is available at www.qcsb.com.

                 - Financial Statements and Highlights Follow -

This release contains certain forward-looking statements that are based on management's current expectations regarding various factors that may impact the Company's earnings in future periods. These forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Act of 1995. Specific factors that could cause future results to vary from current management expectations are discussed in the Company's 1999 Annual Report to Shareholders and Form 10-K. In general, such factors may include, but are not limited to, economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, and services.


                                  - continued -

     Queens County Bancorp Reports 2nd Quarter Earnings                8 8 8 8 8
     --------------------------------------------------

     Statements made regarding the proposed merger with Haven Bancorp are also forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specific factors that could cause the actual results of the merger to differ materially from the expectations stated in this release are discussed in the Company's press release dated June 27, 2000 and titled "Haven Bancorp, Inc. to Merge into Queens County Bancorp, Forming New York Community Bancorp, Inc."

     The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

                                QUEENS COUNTY BANCORP, INC. AND SUBSIDIARY
                                   CONSOLIDATED STATEMENTS OF CONDITION
                                              (in thousands)

                                                                                     JUNE 30,           DECEMBER 31,
                                                                                       2000                 1999
                                                                                    (unaudited)
                                                                                   --------------       --------------
ASSETS
Cash and due from banks                                                            $    17,249          $    31,224
Money market investments                                                                 6,000                6,000
Securities held to maturity (estimated market value of
   $187,781 and $180,181, respectively)                                                193,379              184,637
Mortgage-backed securities held to maturity (estimated market
   value of $2,071 and $2,135, respectively)                                             2,022                2,094
Securities available for sale                                                           12,482               12,806
Mortgage loans:
    1-4 family                                                                         141,779              152,644
    Multi-family                                                                     1,491,872            1,348,352
    Commercial real estate                                                             102,480               96,008
    Construction                                                                         6,395                4,793
                                                                                   --------------       --------------
Total mortgage loans                                                                 1,742,526
Other loans                                                                              9,340                8,741
Less:  Unearned loan fees                                                               (1,589)              (2,428)
       Allowance for loan losses                                                        (7,031)              (7,031)
                                                                                   --------------       --------------
Loans, net                                                                           1,743,246            1,601,079
Premises and equipment, net                                                              9,625               10,060
Deferred tax asset, net                                                                  6,073                5,496
Other assets                                                                            57,557               53,439
                                                                                   --------------       --------------
TOTAL ASSETS                                                                        $2,047,633           $1,906,835
                                                                                   ==============       ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    NOW and money market accounts                                                  $   105,265          $   103,422
    Savings accounts                                                                   281,221              274,501
    Certificates of deposit                                                            608,987              658,238
    Non-interest-bearing accounts                                                       44,284               39,857
                                                                                   --------------       --------------
Total deposits                                                                       1,039,757
                                                                                   --------------       --------------
Official checks outstanding                                                             35,695               31,189
FHLB advances                                                                          801,315              636,378
Mortgagors' escrow                                                                      18,238               10,288
Other liabilities                                                                       17,896               15,821
                                                                                   --------------       --------------
Total liabilities                                                                    1,912,901            1,769,694
                                                                                   --------------       --------------
Stockholders' equity:
    Preferred stock at par $0.01 (5,000,000 shares authorized;
     none issued)                                                                           --                   --
    Common stock at par $0.01 (60,000,000 shares authorized;
     30,970,693 shares issued; 20,769,910 and 21,010,127 shares
     outstanding at June 30, 2000 and December 31, 1999, respectively)                     310                  310
    Paid-in capital in excess of par                                                   150,966              147,607
    Retained earnings (substantially restricted)                                       149,403              150,545
    Less: Treasury stock (10,200,783 and 9,960,566 shares, respectively)              (149,865)            (145,122)
          Unallocated common stock held by ESOP                                        (12,202)             (12,388)
          Common stock held by SERP                                                     (3,770)              (3,770)
          Unearned common stock held by RRPs                                               (41)                 (41)
    Accumulated other comprehensive loss, net of tax effect                                (69)                  --
                                                                                   --------------       --------------
Total stockholders' equity                                                             134,732              137,141
                                                                                   --------------       --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $2,047,633           $1,906,835
                                                                                   ==============       ==============

                                QUEENS COUNTY BANCORP, INC. AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF INCOME
                                  (in thousands, except per share data)
                                               (unaudited)

                                                                        FOR THE                        FOR THE
                                                                  THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                       JUNE 30,                       JUNE 30,
                                                               --------------------------     --------------------------
                                                                  2000           1999            2000          1999
                                                               ------------  ------------     -----------   ------------
INTEREST INCOME:
    Mortgage and other loans                                    $ 34,604      $  32,014       $  67,729      $ 62,488
    Securities                                                     3,327          2,302           6,350         4,599
    Mortgage-backed securities                                        60            300             122           631
    Money market investments                                          71             66             129           333
                                                               ------------  ------------     -----------   ------------
Total interest income                                             38,062         34,682          74,330        68,051
                                                               ------------  ------------     -----------   ------------

INTEREST EXPENSE:
    NOW and money market accounts                                    855            448           1,640           899
    Savings accounts                                               1,594          1,588           3,195         3,129
    Certificates of deposit                                        7,975          8,776          16,051        17,880
    FHLB advances                                                 11,312          6,373          20,669        12,074
    Mortgagors' escrow                                                 7              7              13            15
                                                               ------------  ------------     -----------   ------------
Total interest expense                                            21,743         17,192          41,568        33,997
                                                               ------------  ------------     -----------   ------------
        Net interest income                                       16,319         17,490          32,762        34,054
Reversal of provision for loan losses                                 --             --              --        (2,000)
                                                               ------------  ------------     -----------   ------------
        Net interest income after reversal of
           provision for loan losses                              16,319         17,490          32,762        36,054
                                                               ------------  ------------     -----------   ------------

OTHER OPERATING INCOME:
    Fee income                                                       490            452             991           933
    Other                                                            759             61           1,369           210
                                                               ------------  ------------     -----------   ------------
Total other operating income                                       1,249            513           2,360         1,143
                                                               ------------  ------------     -----------   ------------

OPERATING EXPENSE:
    Compensation and benefits (1)                                  3,430          3,915           6,919         7,590
    Occupancy and equipment                                          681            553           1,424         1,171
    General and administrative                                     1,222          1,215           2,463         2,454
    Other                                                            187            157             352           211
                                                               ------------  ------------     -----------   ------------
Total operating expense                                            5,520          5,840          11,158        11,426
                                                               ------------  ------------     -----------   ------------

Income before income taxes                                        12,048         12,163          23,964        25,771
Income tax expense (2)                                             4,278          4,714           8,600        10,085
                                                               ------------  ------------     -----------   ------------
        NET INCOME                                              $  7,770      $   7,449       $  15,364     $  15,686
                                                               ============  =============    ===========   ============

        EARNINGS PER SHARE                                         $0.44          $0.40           $0.87         $0.84
        DILUTED EARNINGS PER SHARE                                 $0.44          $0.39           $0.86         $0.82
                                                               ============  ============     ===========   ============

(1) Includes non-cash items of $0.402 million, $0.695 million, $0.842 million, and $1.323 million, respectively.

(2) Includes non-cash items of $1.293 million, $1.899 million, $2.706 million, and $3.592 million, respectively.

                                 QUEENS COUNTY BANCORP, INC. AND SUBSIDIARY
                                            FINANCIAL HIGHLIGHTS
                                                (unaudited)

                                                                  AT OR FOR THE                        AT OR FOR THE
                                                                THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                                     JUNE 30,                             JUNE 30,
                                                         ---------------------------------    ---------------------------------
                                                              2000              1999              2000             1999(1)
                                                         ---------------   ---------------    --------------    ---------------
  PERFORMANCE RATIOS:
  Return on average assets                                      1.56%              1.66%             1.57%             1.66%
  Return on average stockholders' equity                       24.07              21.82             23.77             21.32
  Stockholders' equity to total assets                          6.58               7.71              6.58              7.71
  Interest rate spread                                          3.11               3.60              3.17              3.53
  Net interest margin                                           3.42               4.00              3.50              3.96
  Operating expense to average assets                           1.11               1.30              1.14              1.30
  Efficiency ratio                                             31.42              32.44             31.77             32.46
  Average interest-earning assets to
     average interest-bearing liabilities                       1.07x              1.10x             1.07x             1.10x

  CASH EARNINGS DATA:
  Earnings                                                   $10,159            $10,758           $20,300           $20,971
  Earnings per share                                            0.58               0.58              1.15              1.12
  Diluted earnings per share                                    0.57               0.56              1.14              1.10
  Return on average assets                                      2.04 %             2.40 %            2.08 %            2.38 %
  Return on average stockholders' equity                       31.47              31.52             31.40             30.58
  Operating expense to average assets                           1.03               1.15              1.06              1.15
  Efficiency ratio                                             29.13              28.58             29.37             28.70

  PER SHARE DATA:
  Earnings per share                                           $0.44              $0.40             $0.87             $0.78
  Diluted earnings per share                                    0.44               0.39              0.86              0.76
  Book value per share                                          7.47               7.74              7.47              7.74
  Shares used for book value computation                  18,034,733         18,688,146        18,034,733        18,688,146
  Shares used for EPS computation                         17,609,799         18,678,681        17,678,976        18,617,556
  Shares used for diluted EPS computation                 17,796,832         19,211,792        17,868,680        19,135,708
  Total shares issued and outstanding                     20,769,910         21,507,516        20,769,910        21,507,516

                                                                                     AT                    AT
                                                                                  JUNE 30,            DECEMBER 31,
                                                                               ---------------        --------------
                                                                                    2000                  1999
                                                                               ---------------        --------------
ASSET QUALITY RATIOS:
Non-performing loans to loans, net                                                  0.17 %                 0.19 %
Non-performing assets to total assets                                               0.15                   0.17
Allowance for loan losses to non-performing loans                                 235.46                 226.22
Allowance for loan losses to loans, net                                             0.40                   0.44
Allowance for loan losses to accumulated net
   charge-offs since 1987                                                         493.06                 493.06

REGULATORY CAPITAL RATIOS (BANK ONLY) (2):
Leverage capital ratio                                                              7.09 %                 8.63 %
Tier 1 risk-based capital ratio                                                     9.21                  13.80
Total risk-based capital ratio                                                      9.69                  14.36

(1) 1999 data excludes a net gain of $1.1 million, or $0.06 per share, stemming from the reversal of $2.0 million from the allowance for loan losses in the first quarter.

(2) 2000 data reflects the transfer of $57.8 million in capital from the Bank to the Company in the first six months of the year.

         This press release contains certain forward-looking statements, including, among other things, statements regarding the company's results of operations. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's actual results to differ materially from expected and historical results are described in Haven Bancorp, Inc.'s and Queens County Bancorp, Inc.'s periodic reports filed with the Securities and Exchange Commission, including Haven Bancorp's and Queens County Bancorp's 1999 annual reports and Forms 10-K and exhibits thereto, respectively.

         Haven Bancorp and Queens County Bancorp will be filing a registration statement, a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Haven Bancorp will be available free of charge from Haven Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Queens County Bancorp will be available free of charge from Vice President--Investor Relations, Queens County Bancorp, 38-25 Main Street, 2nd Floor, Flushing, New York 11354.

         The directors, executive officers and certain other members of management and employees of each of Haven Bancorp and Queens County Bancorp may be soliciting proxies from their respective stockholders in favor of the merger. Information about these directors, officers, management members and any other participants in the solicitation of proxies by Queens County Bancorp or Haven Bancorp and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Vice President--Investor Relations at Queens County Bancorp or from Haven Group, as the case may be, at the addresses listed above.